TSX: EQX NYSE-A: EQX

Equinox Gold Achieves Commercial Production at Valentine Gold Mine,
Driving Canadian Gold Production Growth into 2026

November 18, 2025 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to announce commercial production at its 100% owned Valentine Gold Mine ("Valentine") in Newfoundland & Labrador, Canada.

Darren Hall, CEO of Equinox Gold, commented: "Achieving commercial production at Valentine marks an important milestone as we expand our Canadian operations. The operation is performing well, with plant availability, throughput, and recoveries exceeding commissioning period expectations. I'm incredibly proud of the team for responsibly and efficiently ramping up production ahead of schedule.

"For the last 60 days, the Valentine process plant averaged 5,451 tonnes per day ("tpd"), representing 80% of nameplate capacity of 6,850 tpd, with gold recovery averaging over 93% on lower-grade commissioning feed of 1.2 grams per tonne gold.

"Valentine is expected to deliver into the higher end of our Q4 production range of 15,000 to 30,000 ounces of gold. With the ramp-up firmly on track, I anticipate Valentine will reach nameplate capacity by Q2 2026, resulting in 150,000 to 200,000 ounces of gold produced in 2026. Concurrently we are advancing Phase 2 studies that could increase mill throughput to 5 million tonnes per year, doubling the current nameplate capacity, and up from 4 million tonnes in the 2022 feasibility study."

About Equinox Gold

Equinox Gold (TSX: EQX, NYSE-A: EQX) is a Canadian mining company positioned for growth with a strong foundation of high-quality, long-life gold operations in Canada and across the Americas, and a pipeline of development and expansion projects. Founded and chaired by renowned mining entrepreneur Ross Beaty and guided by a seasoned leadership team with broad expertise, the Company is focused on disciplined execution, operational excellence and long-term value creation. Equinox Gold offers investors meaningful exposure to gold with a diversified portfolio and clear path to growth. Learn more at www.equinoxgold.com or contact ir@equinoxgold.com.

Equinox Gold Contact

Ryan King

Executive Vice President, Capital Markets

T: 778.998.3700

E: Ryan.King@equinoxgold.com

E: ir@equinoxgold.com

Cautionary Notes & Forward-Looking Statements

This news release includes forward-looking information and forward-looking statements within the meaning of applicable securities laws and may include future-oriented financial information or financial outlook information (collectively "Forward-looking Information"). Actual results of operations and the ensuing financial results may vary materially from the amounts set out in any Forward-looking Information Forward-looking Information in this news release includes: the Company's strategic vision and expectations for exploration potential, production capabilities, growth potential, expansion projects and future financial or operating performance, including shareholder returns; expectations for Greenstone and Valentine operations, including achieving design capacity, anticipated production and cost guidance; potential future mining opportunities around Valentine; the Company's ability to improve cash flow and reduce debt. Forward-looking Information is typically identified by words such as "believe", "will", "achieve", "grow", "plan", "expect", "estimate", "anticipate", "increase", and similar terms, including variations like "may", "could", or "should", or the negative connotation of such terms. While the Company believes these expectations are reasonable, they are not guarantees and undue reliance should not be placed on them. Forward-looking Information is based on the Company's current expectations and assumptions, including: achievement of exploration, production, cost and development goals; completion and ramp up at Valentine; achieving design capacity at Greenstone and Valentine operations; accuracy of Mineral Reserve and Mineral Resource estimates; adherence to mine plans and schedules; expected ore grades and recoveries; absence of labour disruptions or unplanned delays; productive relationships with workers, unions and communities; maintenance and timely receipt of permits and regulatory approvals; compliance with environmental and safety regulations; and constructive engagement with Indigenous and community partners.  While the Company considers these assumptions reasonable, they may prove incorrect.  Forward-looking Information involves numerous risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such Forward-looking Information. Such factors include those described in the section "Risk Factors in in the Company's MD&A dated March 13, 2025 for the year ended December 31, 2024, and in the section titled "Risks Related to the Business" in Equinox Gold's most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar and in the section "Risk Factors" in Calibre Mining's MD&A dated February 19, 2025 for the year ended December 31, 2024 and the section titled "Risk Factors" in Calibre Mining's most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca. Forward-looking Information reflects management's current expectations for future events and is subject to change. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any Forward-looking Information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or other factors affecting Forward-looking Information. If the Company updates any Forward-looking Information, no inference should be drawn that the Company will make additional updates with respect to those or other Forward-looking Information. All Forward-looking Information contained in this news release is expressly qualified by this cautionary statement.